Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

[redacted]

06017768

Basel, 17 October 2006

Roche and InterMune sign agreement to collaborate on the research, development and commercialization of Hepatitis C Protease Inhibitors

Roche and InterMune Inc. announced that the companies have entered into an exclusive worldwide collaboration agreement to develop and commercialize products from InterMune's Hepatitis C (HCV) protease inhibitor program. The agreement includes InterMune's lead candidate compound ITMN-191, expected to enter clinical trials before the end of the year. The companies will also collaborate on a research program to identify, develop and commercialize novel second-generation HCV protease inhibitors.

"This agreement with InterMune is part of our ongoing commitment to advancing therapies for hepatitis C patients," said Peter Hug, Global Head of Pharma Partnering for Roche. "We believe that protease inhibitors may become an important new component of HCV treatments and we look forward to working with InterMune in the development of ITMN-191 and other potential compounds that may emerge from our collaboration."

Dan Welch, President and Chief Executive Officer of InterMune commented: "We are very pleased to be partnering with Roche. We believe this partnership will help accelerate the development of ITMN-191 and future second-generation protease inhibitors, while allowing InterMune to share in the substantial value creation opportunity of this important program."

Terms of the agreement

Roche will exclusively license ITMN-191 and will have the right to exclusively license further HCV protease inhibitor development candidates resulting from the research collaboration. For ITMN-191, InterMune will conduct Phase 1 studies, and thereafter Roche will lead clinical development and commercialization. Upon closing, InterMune will receive from Roche an upfront payment of $60 million. In addition, assuming the successful development and commercialization of ITMN-

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

191 in the U.S. and other countries, InterMune could potentially receive up to $470 million in milestones, including $35 million within the next 12 months. For ITMN-191, Roche will fund 67% of the global development costs and the companies will co-commercialize the product in the U.S. and share profits on a 50-50 basis. InterMune will receive royalties outside the U.S. InterMune may opt-out of either co-development or co-commercialization for ITMN-191 in which case InterMune would receive higher royalties on ex-US sales, and royalties instead of profit sharing in the U.S.

The economic terms for ITMN-191 could also apply to additional compounds that InterMune and Roche develop and commercialize. The transaction will close following the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

About ITMN-191

InterMune has successfully completed preclinical toxicology and pharmacokinetic studies in multiple species in support of initiating Phase I clinical studies of ITMN-191 for the treatment of chronic HCV. The European Clinical Trial Authorization (CTA), which was submitted on September 26th, 2006, includes results of 28-day preclinical toxicology studies utilizing doses many-fold higher than those expected to be given to humans. These studies demonstrate that ITMN-191 has a favorable safety and toxicology profile, allowing the compound to be studied in clinical trials over a range of doses predicted to have antiviral efficacy. ITMN-191 has also demonstrated high in vitro potency and specificity in biochemical assays and in assays utilizing the HCV replicon system. Moreover, ITMN-191 displays a favorable cross-resistance profile, including significant potency against variants of the NS3/4A protease that are resistant to other HCV protease inhibitors currently in development. The preclinical pharmacokinetic results support the exploration of twice-daily oral dosing in HCV patients.

About HCV and HCV Protease Inhibitors

According to the Centers for Disease Control and Prevention (CDC), an estimated 3.9 million Americans (1.8%) have been infected with HCV, of whom 2.7 million are chronically infected. It is estimated that there are 170 million people worldwide afflicted with this disease. Currently available therapies are insufficient, creating a need for the development of novel therapeutic approaches. The HCV NS3/4 protease is an attractive drug target because of its potential involvement in viral replication and suppressive effects on host response to viral infection. Inhibitors of the HCV protease, such as ITMN-191, represent a promising new class of drugs for HCV and are likely candidates for use in combination with Pegasys and other HCV compounds in the Roche portfolio.

About Roche as a Partner

Roche is a valued partner to more than 60 companies worldwide. During the past two years, Roche has led the pharmaceutical industry in the number of clinical compound deals signed. In 2006 to date, Roche has entered into eight partnerships to jointly develop products for optimal patient benefit and value. Recent collaborations have complemented the company's autoimmune disease franchise and oncology research pipeline, the latter being in line with a diagnostics collaboration strengthening Roche's position in personalized medicines. This deal with InterMune adds to Roche's hepatitis C portfolio and has the potential to bring important new treatment options to HCV patients.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, while the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information

- Hepatitis C: www.health-kiosk.ch/start_hepa
- Partnering with Roche: www.roche.com/sci_coll_phar
- InterMune: www.intermune.com

Conference Call and Webcast (Tuesday, October 17 at 8:30 a.m. ET)

InterMune will host a conference call today at 8:30 a.m. ET to discuss the collaboration with Roche. Interested investors and others may participate in the conference call by dialing 888-799-0528

(U.S.) or 706-634-0154 (international), and entering conference ID# 8455308. A replay of the webcast and teleconference will be available approximately three hours after the call.

To access the webcast, please log on to the InterMune website at www.intermune.com at least 15 minutes prior to the start of the call to ensure adequate time for any software downloads that may be required. The teleconference replay will be available for ten business days following the call and can be accessed by dialing 800-642-1687 (U.S.) or 706-645-9291 (international) and entering the conference ID# 8455308. The webcast will be temporarily available on the company's website.

Media Office contacts

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Media release

Basel, 17 October 2006

Roche's nine-month sales hit record high

Group

- Group sets new records for nine-month sales and growth, as sales for the period rise 17%* to 30.3 billion Swiss francs
- Sales continue to accelerate in both divisions, surpassing the strong growth recorded during the first half of 2006

Pharmaceuticals

- Pharmaceutical sales reach 23.9 billion Swiss francs, an increase of 21%, or almost four times the global market growth rate
- Market share rise from 4.4% to 4.7% — Roche moves into sixth place among the world's biggest drug makers (up from eighth place in 2005)
- Cancer medicines deliver strong, 41% growth, reinforcing Roche's leadership in oncology
- Sixteen approvals in major markets, including worldwide marketing approvals for MabThera/Rituxan in rheumatoid arthritis, for Herceptin in early breast cancer (EU) and for Avastin in non-small cell lung cancer (US)
- Fifteen regulatory filings in major markets, including Mircera for the treatment of renal anemia and Avastin for the treatment of lung and breast cancer

Diagnostics

- Roche Diagnostics posts 5% rise in sales; growth accelerates in third quarter
- All business areas help grow sales ahead of the global market in third quarter
- Shipment of insulin pumps to US resumed following removal of import alert

Outlook for 2006 reaffirmed

- Double-digit sales increases for the Roche Group and the Pharmaceuticals Division; above-market growth in Diagnostics
- Target is for Core Earnings per Share to grow ahead of sales

* Unless otherwise stated, all growth rates are based on local currencies.

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 8888
Fax 061 - 688 2775
http://www.roche.com

Commenting on the Group's performance in the first nine months of 2006, Roche Chairman and CEO Franz B. Humer said, 'In the third quarter Roche continued to grow well ahead of the market. Our oncology medicines and Tamiflu remain the major growth drivers in the Pharmaceuticals Division. In Diagnostics, Diabetes Care is back on growth track, with all other divisional business areas also contributing to increased sales. We are very confident about achieving our ambitious goals for the full year – both in terms of sales and profits and in terms of advancing our development programmes.'

Roche Group

	2006	2005	% Change	
Sales from January to September[1]	**mCHF**	**mCHF**	**in CHF**	**in local currencies**
Pharmaceuticals Division	**23,912**	19,434	+23	+21
Roche	**14,921**	12,169	+23	+20
Genentech	**6,522**	4,632	+41	+37
Chugai	**2,469**	2,633	–6	–2
Diagnostics Division	**6,415**	6,008	+7	+5
Roche Group	**30,327**	25,442	+19	+17

[1] See attachment to this release for details on quarterly sales growth.

Roche posted sales of 30.3 billion Swiss francs in the first nine months of 2006, an increase of 17% in local currencies (19% in Swiss francs; 16% in US dollars) over the same period last year. The Group thus surpassed the high growth rates reported for the first half-year. Nine-month sales in the Pharmaceuticals Division increased 21% (23% in Swiss francs), or almost four times as fast as the global market. The Diagnostics Division's sales rose 5% (7% in Swiss francs), and in the third quarter the division extended its market lead.

Outlook

Barring unforeseen events, Roche expects full-year sales and income for 2006 to be up significantly from 2005. As announced at the presentation of the 2006 interim results, sales in both the Pharmaceuticals and the Diagnostics Division are expected to grow ahead of the market in local currencies. Roche anticipates double-digit sales growth for the Pharmaceuticals Division and the Group as a whole. Roche's target is for Core Earnings per Share (EPS) to grow ahead of sales.

Pharmaceuticals Division

Sales growth in the Pharmaceuticals Division accelerated further during the first nine months of 2006, increasing to 21% in local currencies (23% in Swiss francs; 20% in US dollars), or almost four times the global market rate (6%). Roche's market share rose from 4.4% to 4.7%, putting the Group in sixth place among the world's biggest drug makers – up from eighth place last year. Regional sales growth significantly outpaced the market average in North America (27% vs 7%) and Europe (23% vs 5%). In Japan sales declined slightly (–2% vs –1%) due to government-mandated price cuts. Continued strong demand for the division's oncology products, ongoing pandemic stockpiling of the influenza medicine Tamiflu and sales of the osteoporosis medicine Bonviva/Boniva were the main factors driving robust growth during the period.

Oncology — strong sales growth continues

With sales up 41%, the division's oncology products continued to deliver outstanding growth, reinforcing Roche's position as the world's leading provider of cancer medicines.

Sales of MabThera/Rituxan, for non-Hodgkin's lymphoma (NHL), continued to grow strongly, advancing 15%. Growth is currently being driven by first-line use in indolent and aggressive NHL. In July Roche received EU regulatory approval to market MabThera for maintenance therapy in patients with relapsed or refractory follicular NHL giving these patients a better chance to live disease-free for longer.

Sales of Herceptin, for HER2-positive breast cancer, almost doubled compared with the first nine months of 2005. Data showing an impressive survival benefit with Herceptin in early-stage breast cancer have been very well received by physicians and have led to several fast-tracked regulatory and reimbursement approvals in the EU and other key markets. Recently announced positive data from the phase III TAnDEM trial, investigating Herceptin in combination with hormone therapy for metastatic breast cancer, have been filed with European regulatory authorities in October.

Avastin, a cancer therapy with demonstrated survival benefits in metastatic colorectal, breast and lung cancer, posted a 90% increase in sales. Moreover, use of the medicine is expected to increase further now that reimbursement is widely in place in Europe for the treatment of metastatic colorectal cancer (MCRC). To further expand the MCRC label for both Avastin and Xeloda, two additional applications — based on data from the largest ever conducted first-line MCRC study and supportive trial data from other studies — will be submitted simultaneously in the first half of 2007. Following priority review, the world's first angiogenesis inhibitor was approved by the FDA in

October for the treatment of non-small cell lung cancer (NSCLC); a filing for the same indication was submitted to EU authorities in August. In addition, Avastin was filed with US and EU regulators for the treatment of advanced breast cancer in May and July, respectively. In September the FDA requested additional data analysis to support the filing in advanced breast cancer, though there are no concerns about the drug's efficacy or safety. Genentech will supply the requested data by mid-2007.

Xeloda continues to post strong sales growth (22%), performing well in both the US and the EU. A filing for approval of the drug to treat stomach cancer was submitted to EU regulators in July. Positive data from a phase III trial have demonstrated the equivalent efficacy of an oral Xeloda-containing regimen compared with an intravenous 5FU-containing regimen in first-line MCRC. Data from a phase III study in second-line MCRC (comparing Xeloda/oxaliplatin vs 5FU/oxaliplatin) are expected in early 2007. The combined results of these studies will be used for global filings in the first half of 2007.

Tarceva, a novel, targeted drug that has been shown to extend the lives of patients with advanced NSCLC and pancreatic cancer patients, remained on growth track in both the US and the EU with a sharp, 130% rise in sales. A pivotal phase III trial (RADIANT) is under way to support expanded labelling for use in NSCLC in the adjuvant setting. In September Roche requested a re-examination of the data supporting its filing for Tarceva for the treatment of pancreatic cancer, after the EU's Committee for Medicinal Products for Human Use (CHMP) issued a negative opinion despite a statistically significant survival benefit with the drug in this indication.

Anaemia — sales steady in a highly competitive market

Combined sales of Roche's NeoRecormon and Chugai's Epogin were stable overall. NeoRecormon grew 6% and retained its leadership position in its markets, despite sustained pressure on pricing in the renal anemia and oncology segments. In Japan, where Epogin remains the market leader for renal anemia, sales declined 12% due to government-mandated price cuts and reimbursement changes, which resulted in a contraction of the overall anemia market. Roche filed Mircera, the first continuous erythropoietin receptor activators (CERAs), with the US and European regulatory authorities in April for the treatment of anemia associated with chronic kidney disease.

Transplantation

Sales of CellCept, the world's top-selling branded immunosuppressant for the prevention of organ transplant rejection, rose 7% for the period, despite emerging generic competition in some Latin American markets.

Virology — Tamiflu stockpiling sales continue to grow

Worldwide, sales of Tamiflu rose to 1.6 billion Swiss francs, an increase of 88% over the same period last year. Growth was driven mainly by pandemic stockpiling sales as some governments increased their population coverage. A Tamiflu supply chain capable of producing 80 million treatments a year is now fully operational in the US. This addition to the Roche network will bring total annual production capacity to 400 million treatment courses by the end of 2006, ensuring that enough Tamiflu is available both for pandemic preparedness and for use against seasonal influenza. Sales of Pegasys rose 2%, while Copegus sales continued to decline due to generic erosion in the US. Sales of the anti-HIV medicine Fuzeon advanced 22%.

Primary care — Bonviva/Boniva gains market share

Sales of once-monthly oral Bonviva/Boniva continued to increase, reaching 309 million Swiss francs in a highly competitive market. Boniva now accounts for about 15% of new prescriptions in the US, and launches are ongoing across Europe and the rest of the world. Data presented for the first time in September, at the Annual Meeting of the American Society of Bone Mineral Research, show that patients on monthly Boniva tend to stay on their treatment significantly longer than those taking weekly bisphosphonates. This raises the prospect of better treatment outcomes.

Xenical, for weight loss, continued to post steady growth (7%).

Rheumatoid arthritis — MabThera/Rituxan approved for autoimmune indication

Following US approval in February, MabThera has also been approved in the EU for use in rheumatoid arthritis (RA) patients with an inadequate response to "anti TNF" biologic therapies. MabThera/Rituxan is the first medicine shown to be effective in preventing joint damage in this patient population.

Development — important milestones achieved

In addition to receiving 16 approvals and filing for 15 more indications in major markets, Roche again achieved a significant number of milestones in developing new drugs and indications.

An international phase III study (NO16966) involving 2,035 previously untreated metastatic colorectal cancer patients met both primary endpoints. Results of the study showed that the chemotherapy combination Xeloda plus oxaliplatin (XELOX) was as effective in terms of progression-free survival as infused 5-FU/leucovorin plus oxaliplatin (FOLFOX). Secondly, the addition of Avastin to chemotherapy (FOLFOX and XELOX) significantly improved progression-free survival compared with chemotherapy alone.

Data presented at this year's Congress of the European Society for Medical Oncology show that adding Herceptin to hormone therapy significantly prolongs progression-free survival in patients with advanced hormone receptor-positive, HER2-positive breast cancer, compared with hormone therapy alone.

The results of three phase III maintenance therapy trials presented at the Congress of the European Renal Association - European Dialysis and Transplant Association show that dialysis patients treated with short-acting and frequently administered anti-anemia drugs can be switched directly to once-monthly Mircera and maintain stable hemoglobin levels.

Genentech and its partner Biogen Idec have announced that a phase II proof of concept study of MabThera/Rituxan for relapsing-remitting multiple sclerosis has met its primary endpoint.

Roche has exercised its option to license Ipsen's glucagon-like peptide-1 (GLP-1) analogue for type 2 diabetes. A phase II study to confirm the efficacy and safety of this compound in a sustained release formulation is scheduled to start early in 2007.

Roche entered into several major new alliances during the third quarter. In July Roche and Actelion signed an exclusive worldwide agreement to collaborate on developing and commercialising Actelion's selective S1P1 receptor agonist for multiple autoimmune diseases. In October Roche and Plexxikon agreed to collaborate on a novel oral drug for several different cancers, and an alliance with InterMune, also announced in October, has strengthened Roche's research activities targeting hepatitis C.

R873 in male erectile dysfunction has been discontinued, as it did not meet Roche's hurdles for medical differentiation. After clarification of the regulatory framework for the class of integrin antagonists, R411 was discontinued in the development of asthma. However, clinical development was started in multiple sclerosis. R1438 (DPPIV inhibitor) in diabetes did not show enough clinical differentiation and, therefore, had been replaced by a back-up compound which indicated the profile as requested.

Roche Diagnostics

Roche Diagnostics' sales rose 5% in local currencies (7% in Swiss francs; 4% in US dollars) in the

first nine months of 2006. Following gains of 3% and 5% in the first and second quarters, divisional sales accelerated to a third-quarter increase of 6%. All five business areas contributed to growth, with Roche Applied Science and Roche Near Patient Testing posting double-digit increases in sales.

Sales in Iberia/Latin America and Eastern Europe advanced at double-digit rates, while growth in the Asia-Pacific and Europe-Middle East-Africa (EMEA) regions was in the single-digits. Divisional sales in Japan continued to outpace the market, and growth was also positive in the US. In October the FDA lifted its import alert barring US importation of Accu-Chek insulin pumps from Disetronic Medical Systems AG (Burgdorf, Switzerland). Pump shipments to the US market have already resumed.

Diabetes Care — Accu-Chek Spirit launched in US

Fuelled by a third-quarter increase of 5%, Roche Diabetes Care's sales accelerated to a growth rate of 2% for the first nine months of the year. Accu-Chek Aviva generated high sales volumes in the major EMEA markets and in the US and Canada, as did Accu-Chek Active in Latin America and the Asia-Pacific region. The removal of the FDA's import alert will enable swift progress on providing worldwide access to Roche's full insulin delivery portfolio. Today, Accu-Chek Spirit is available in more than 30 countries. Outside the US, the Group's insulin delivery business posted 15% growth.

Centralized Diagnostics — successful rollout of new cobas 6000 analyser series

Roche Centralized Diagnostics recorded a 5% rise in overall sales, outpacing an average growth rate of 4% in this market segment. The first configurations of the cobas 6000 analyser series, launched in June 2006, have begun contributing to growth. Centralized Diagnostics' immunochemistry business achieved strong growth, with sales advancing by 13%, or nearly three times the market growth rate. The cardiac marker NT-proBNP showed a further increase in sales and is on its way to becoming one of the business area's top-selling reagents.

Molecular Diagnostics — continued leadership

Roche Molecular Diagnostics increased its sales by 4%, thus maintaining its leading market share in an increasingly competitive business. Its largest segment, virology, grew 6%, helped by intensified marketing of the Cobas AmpliPrep/Cobas TaqMan systems in the Eastern European and Asian markets. In the blood screening segment, Roche continued to increase sales with ongoing roll out of its cobas s 201 system and multiplex HIV, HCV and HBV test in the EU. These products are now available in all European countries.

Near Patient Testing — new CoaguChek approval

Roche Near Patient Testing's sales grew 11%. FDA approval of the CoaguChek XS system in the US and the successful introduction of the system there and in many other countries strengthened Roche's leadership in the coagulation monitoring market. Blood gas and electrolyte testing products, the product portfolio for blood glucose testing in hospitals and the rollout of the Cardiac proBNP assay all contributed to solid sales growth.

Applied Science — strong demand for LightCycler and Genome Sequencer

Roche Applied Science posted 12% sales growth. The LightCycler 480 instrument, the Genome Sequencer 20 system and products for industrial use were the main contributors to this double-digit increase. The Genome Sequencer 20 system is being used in an increasing number of applications and contributed significantly to Applied Science's nine-month performance.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information

- Media release including a full set of tables: www.roche.com/med-cor-2006-10-17
- Roche Pharma pipeline: www.roche.com/inv_pipeline
- Date of publication of full-year results for 2006: 7 February 2007 (tentative)

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp

Disclaimer: Cautionary statement regarding forward-looking statements

This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for 2006 or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

1. Sales January to September 2006 and 2005

	2006	2005	% change	
January – September	CHF m	CHF m	In CHF	In local currencies
Pharmaceuticals Division	23,912	19,434	+23	+21
Roche Pharmaceuticals	14,921	12,169	+23	+20
Genentech	6,522	4,632	+41	+37
Chugai	2,469	2,633	-6	-2
Diagnostics Division	6,415	6,008	+7	+5
Roche Group	30,327	25,442	+19	+17

2. Quarterly local sales growth by Division in 2005 and 2006

	Q4 2005 vs. Q4 2004	Q1 2006 vs. Q1 2005	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005
Pharmaceuticals Division	+34	+19	+19	+25
Roche Pharmaceuticals	+32	+19	+15	+25
Genentech	+49	+40	+39	+33
Chugai	+22	-8	+1	+2
Diagnostics Division	+3	+3	+5	+6
Roche Group	+26	+15	+16	+20

3. Quarterly sales by Division in 2005 and 2006

CHF millions	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006
Pharmaceuticals Division	6,782	7,834	7,739	7,838	8,335
Roche Pharmaceuticals	4,191	4,786	4,821	4,849	5,251
Genentech	1,765	1,982	2,056	2,167	2,299
Chugai	826	1,066	862	822	785
Diagnostics Division	2,038	2,235	2,091	2,181	2,143
Roche Group	8,820	10,069	9,830	10,019	10,478

4. Top 20 Pharmaceuticals Division product sales[1] and local growth[2] in YTD September 2006: US, Japan and Europe/Rest of World

	Total		US		Japan		Europe/RoW	
	CHF m	%	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	3,525	15%	1,959	11%	138	2%	1,428	23%
Herceptin	2,822	92%	1,149	83%	110	31%	1,563	105%
Avastin	2,130	90%	1,582	62%	-	-	548	276%
NeoRecormon/Epogin	1,635	0%	-	-	489	-12%	1,146	6%
Tamiflu	1,630	88%	637	239%	236	-7%	757	81%
CellCept	1,357	7%	677	14%	23	18%	657	0%
Pegasys	1,074	2%	325	-11%	47	-24%	702	12%
Xeloda	711	22%	272	24%	20	-4%	419	23%
Tarceva	578	130%	372	55%	-	-	206	1607%
Xenical	523	7%	87	15%	-	-	436	6%
Xolair	392	34%	392	34%	-	-	-	-
Kytril	381	4%	156	3%	99	6%	126	3%
Nutropin	362	1%	352	1%	-	-	10	6%
Cymevene/Valcyte	349	20%	182	23%	-	-	167	16%
Pulmozyme	320	9%	184	6%	-	-	136	12%
Rocephin	312	-60%	23	-95%	42	0%	247	-14%
Bonviva/Boniva	309	768%	269	667%	-	-	40	-
Neutrogin	279	10%	-	-	279	10%	-	-
Activase/TNKase	267	16%	234	15%	-	-	33	17%
Dilatrend	234	-6%	-	-	-	-	234	-6%
New products not covered in Top 20								
Fuzeon	221	22%	108	18%	-	-	113	25%
Lucentis	205	-	205	-	-	-	-	-
Copegus	170	-48%	18	-88%	-	-	152	-12%
Evista	101	54%	-	-	101	54%	-	-
Raptiva	94	6%	94	6%	-	-	-	-
Renagel	46	19%	-	-	46	19%	-	-
Actemra	3	657%	-	-	3	657%	-	-
Femara	2	-	-	-	2	-	-	-

[1] Roche Pharmaceuticals, Genentech and Chugai combined [2] versus YTD September 2005

5. **Top 20 Pharmaceuticals Division quarterly local product sales growth[1] in 2005 and 2006**

	Q4 2005 vs. Q4 2004	Q1 2006 vs. Q1 2005	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005
MabThera/Rituxan	23%	16%	16%	13%
Herceptin	77%	107%	103%	72%
Avastin	127%	141%	102%	55%
NeoRecormon/Epogin	12%	3%	0%	-4%
Tamiflu	631%	37%	133%	141%
CellCept	25%	15%	-1%	7%
Pegasys	17%	2%	3%	1%
Xeloda	47%	35%	21%	13%
Tarceva	722%	182%	119%	110%
Xenical	9%	16%	8%	-1%
Xolair	57%	39%	30%	34%
Kytril	5%	18%	-4%	0%
Nutropin	4%	-3%	1%	5%
Cymevene/Valcyte	23%	21%	12%	26%
Pulmozyme	15%	14%	4%	8%
Rocephin	-55%	-69%	-63%	-35%
Bonviva/Boniva	-	-	323%	929%
Neutrogin	18%	19%	12%	1%
Activase/TNKase	23%	19%	21%	9%
Dilatrend	3%	-6%	-8%	-4%

[1] Roche Pharmaceuticals, Genentech and Chugai combined

6. **Pharmaceuticals Division quarterly local product sales growth[1] US in 2005 and 2006**

	Q4 2005 vs. Q4 2004	Q1 2006 vs. Q1 2005	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005
MabThera/Rituxan	20%	7%	16%	9%
Herceptin	99%	123%	110%	40%
Avastin	88%	96%	72%	34%
NeoRecormon/Epogin	-	-	-	-
Tamiflu	390%	414%	143%	229%
CellCept	44%	32%	6%	9%
Pegasys	14%	-14%	-10%	-11%
Xeloda	64%	40%	24%	11%
Tarceva	528%	95%	46%	37%
Xenical	18%	24%	15%	6%
Xolair	57%	39%	30%	34%
Kytril	-2%	31%	-20%	5%
Nutropin	4%	-3%	1%	5%
Cymevene/Valcyte	14%	15%	20%	32%
Pulmozyme	15%	12%	0%	7%
Rocephin	-81%	-96%	-96%	-89%
Bonviva/Boniva	-	-	262%	818%
Neutrogin	-	-	-	-
Activase/TNKase	25%	19%	19%	9%
Dilatrend	-	-	-	-

[1] Roche Pharmaceuticals and Genentech combined

7. **Pharmaceuticals Division quarterly local product sales growth Japan[1] in 2005 and 2006**

	Q4 2005 vs. Q4 2004	Q1 2006 vs. Q1 2005	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005
MabThera/Rituxan	5%	3%	-1%	3%
Herceptin	26%	31%	30%	33%
Avastin	-	-	-	-
NeoRecormon/Epogin	7%	-3%	-9%	-22%
Tamiflu	733%	-33%	367%	6485%
CellCept	22%	15%	20%	19%
Pegasys	3%	-11%	-24%	-34%
Xeloda	20%	1%	-5%	-9%
Tarceva	-	-	-	-
Xenical	-	-	-	-
Xolair	-	-	-	-
Kytril	11%	6%	9%	4%
Nutropin	-	-	-	-
Cymevene/Valcyte	-	-	-	-
Pulmozyme	-	-	-	-
Rocephin	14%	-11%	8%	2%
Bonviva/Boniva	-	-	-	-
Neutrogin	18%	19%	12%	1%
Activase/TNKase	-	-	-	-
Dilatrend	-	-	-	-

[1] Chugai

8. Pharmaceuticals Division quarterly local product sales growth Europe/Rest of World[1] in 2005 and 2006

	Q4 2005 vs. Q4 2004	Q1 2006 vs. Q1 2005	Q2 2006 vs. Q2 2005	Q3 2006 vs. Q3 2005
MabThera/Rituxan	32%	30%	20%	20%
Herceptin	69%	105%	107%	104%
Avastin	1203%	654%	294%	162%
NeoRecormon/Epogin	16%	6%	5%	6%
Tamiflu	864%	88%	124%	49%
CellCept	9%	2%	-7%	4%
Pegasys	23%	12%	13%	11%
Xeloda	37%	34%	20%	16%
Tarceva	-	-	2566%	867%
Xenical	7%	14%	7%	-3%
Xolair	-	-	-	-
Kytril	9%	13%	4%	-9%
Nutropin	-5%	12%	-4%	10%
Cymevene/Valcyte	36%	27%	5%	19%
Pulmozyme	16%	18%	10%	10%
Rocephin	-10%	-24%	-9%	-8%
Bonviva/Boniva	-	-	-	-
Neutrogin	-	-	-	-
Activase/TNKase	6%	14%	33%	7%
Dilatrend	3%	-6%	-8%	-4%

[1] Roche Pharmaceuticals

9. **Top Pharmaceuticals Division quarterly product sales[1] in 2005 and 2006**

CHF millions	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006
MabThera/Rituxan	1,057	1,153	1,146	1,202	1,177
Herceptin	591	704	861	952	1,009
Avastin	486	572	676	713	741
NeoRecormon/Epogin	564	602	535	565	535
Tamiflu	279	699	601	360	669
CellCept	441	464	454	437	466
Pegasys	350	373	350	374	350
Xeloda	213	228	238	234	239
Tarceva	101	141	172	195	211
Xenical	162	161	181	182	160
Xolair	104	123	124	133	135
Kytril	130	135	130	124	127
Nutropin	116	128	118	126	118
Cymevene/Valcyte	100	109	110	113	126
Pulmozyme	100	107	109	103	108
Rocephin	152	161	110	106	96
Bonviva/Boniva	14	51	75	92	142
Neutrogin	97	98	93	95	91
Activase/TNKase	84	87	88	90	89
Dilatrend	79	80	81	78	75
New products not covered in Top 20					
Fuzeon	62	81	72	71	78
Lucentis	-	-	-	13	192
Copegus	107	87	60	57	53
Evista	28	35	27	37	37
Raptiva	28	30	31	31	32
Renagel	15	16	13	16	17
Actemra	-	1	1	1	1
Femara	-	-	-	1	1

[1] Roche Pharmaceuticals, Genentech and Chugai combined

10. **Pharmaceuticals Division quarterly product sales[1] in US in 2005 and 2006**

CHF millions	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006
MabThera/Rituxan	612	672	634	675	650
Herceptin	271	321	375	400	374
Avastin	409	462	516	527	539
NeoRecormon/Epogin	-	-	-	-	-
Tamiflu	109	210	168	108	361
CellCept	225	244	221	215	241
Pegasys	124	137	103	115	107
Xeloda	83	99	92	90	90
Tarceva	92	108	120	129	123
Xenical	24	26	34	28	25
Xolair	104	123	124	133	135
Kytril	54	56	57	43	56
Nutropin	113	124	114	123	115
Cymevene/Valcyte	53	57	55	59	68
Pulmozyme	60	63	64	58	62
Rocephin	54	48	9	8	6
Bonviva/Boniva	13	48	69	78	122
Neutrogin	-	-	-	-	-
Activase/TNKase	73	77	78	78	78
Dilatrend	-	-	-	-	-
New products not covered in Top 20					
Fuzeon	34	44	33	36	39
Lucentis	-	-	-	13	192
Copegus	53	35	6	6	6
Evista	-	-	-	-	-
Raptiva	28	30	31	31	32
Renagel	-	-	-	-	-
Actemra	-	-	-	-	-
Femara	-	-	-	-	-

[1] Roche Pharmaceuticals and Genentech combined

11. Pharmaceuticals Division quarterly product sales[1] in Japan in 2005 and 2006

CHF millions	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q2 2006
MabThera/Rituxan	50	59	41	48	49
Herceptin	32	38	32	38	40
Avastin	-	-	-	-	-
NeoRecormon/Epogin	203	232	160	182	147
Tamiflu	2	133	170	9	57
CellCept	7	9	7	8	8
Pegasys	23	25	17	16	14
Xeloda	8	8	6	7	7
Tarceva	-	-	-	-	-
Xenical	-	-	-	-	-
Xolair	-	-	-	-	-
Kytril	35	40	29	36	34
Nutropin	-	-	-	-	-
Cymevene/Valcyte	-	-	-	-	-
Pulmozyme	-	-	-	-	-
Rocephin	14	17	13	16	13
Bonviva/Boniva	-	-	-	-	-
Neutrogin	97	98	93	95	91
Activase/TNKase	-	-	-	-	-
Dilatrend	-	-	-	-	-
New products not covered in Top 20					
Fuzeon	-	-	-	-	-
Lucentis	-	-	-	-	-
Copegus	-	-	-	-	-
Evista	28	35	27	37	37
Raptiva	-	-	-	-	-
Renagel	15	16	13	16	17
Actemra	-	1	1	1	1
Femara	-	-	-	1	1

[1] Chugai

12. **Pharmaceuticals Division quarterly product sales in Europe/Rest of World[1] in 2005 and 2006**

CHF millions	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006
MabThera/Rituxan	395	422	471	479	478
Herceptin	288	345	454	514	595
Avastin	77	110	160	186	202
NeoRecormon/Epogin	361	370	375	383	388
Tamiflu	168	356	263	243	251
CellCept	209	211	226	214	217
Pegasys	203	211	230	243	229
Xeloda	122	121	140	137	142
Tarceva	9	33	52	66	88
Xenical	138	135	147	154	135
Xolair	-	-	-	-	-
Kytril	41	39	44	45	37
Nutropin	3	4	4	3	3
Cymevene/Valcyte	47	52	55	54	58
Pulmozyme	40	44	45	45	46
Rocephin	84	96	88	82	77
Bonviva/Boniva	1	3	6	14	20
Neutrogin	-	-	-	-	-
Activase/TNKase	11	10	10	12	11
Dilatrend	79	80	81	78	75
New products not covered in Top 20					
Fuzeon	28	37	39	35	39
Lucentis	-	-	-	-	-
Copegus	54	52	54	51	47
Evista	-	-	-	-	-
Raptiva	-	-	-	-	-
Renagel	-	-	-	-	-
Actemra	-	-	-	-	-
Femara	-	-	-	-	-

[1] Roche Pharmaceuticals

Investor Update

Basel, 16 October 2006

Reminder: Roche's Third Quarter Sales 2006 Release
Tuesday, 17th October, 2006

Roche will publish its Sales Results for the 3rd Quarter of 2006 prior to the opening of the Swiss Stock Exchange on Tuesday, 17th October, 2006.

6.30 CET / 5.30 GMT / 0.30 am EDT

Release will be e-mailed and posted on the Roche IR website.

Presentation slides will be posted on the Roche IR website http://ir.roche.com.

14.00 - 15.30 CET / 13.00 - 14.30 GMT / 8.00 - 9.30 am EDT

Conference call will start with presentations by senior management followed by a Q&A session (live access to the speakers). Participants will be:

Erich Hunziker, Deputy Head of the Corporate Executive Committee and CFO
William M. Burns, CEO Division Roche Pharma
Severin Schwan, CEO Division Roche Diagnostics

Dial in to the conference 10-15 min prior to the scheduled start using the following numbers:

+41 (0) 91 610 56 00 (Europe and ROW)
+1 (1) 866 291 41 66 (USA Toll Free)
+44 (0) 207 107 06 11 (UK)

Alternatively a live audio webcast can be accessed via http://ir.roche.com.

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email: investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

A replay of the conference call will be available one hour after the conference call, for 48 hours.

Access is by dialing:

+41 91 612 43 30 (Europe and ROW) or

+44 207 108 62 33 (UK)

+1 (1) 866 416 25 58 (USA)

and will be asked to enter the **ID 500** followed by the # sign

A replay of the webcast will be available on demand at http://ir.roche.com.

Best regards,

Karl Mahler

Head of Investor Relations

###

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor Update

Basel, 16 October 2006

Seven abstracts on innovative anaemia drug MIRCERA accepted for presentation at the American Society of Nephrology Annual Meeting

New study results will be unveiled from Roche's robust Phase III clinical development program for its investigational anti-anaemia drug, MIRCERA at the upcoming 39th Annual Meeting of the American Society of Nephrology in San Diego taking place November 14-19.

Among the highlights will be the first public presentation of MIRCERA results from the two anaemia 'correction' studies (AMICUS and ARCTOS) to treat anaemia in patients with chronic kidney disease on dialysis and not on dialysis, as well as further analyses of haemoglobin stability and special populations from the 'maintenance' studies.

In addition, there will be two presentations of new results from the GAIN study which look at the effect of switching to subcutaneous NeoRecormon (epoetin beta) on the management of anaemia in patients on dialysis, one presentation from the IRIDIEM study, reporting on the use of evidence based guidelines for the management of CKD in patients with diabetes, and a presentation of new data from the French NeoRecormon DiaNE study.

The ASN abstracts selected for presentation, as well as the meeting schedule can be viewed on-line at http://www.asn-online.org/.

F. Hoffmann-La Roche Ltd CH-4070 Basel

Investor Relations
email:
investor.relations@roche.com

Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

Author	Abstract Title	Presentation Type	Date & Time of Presentation
NeoRecormon Presentations			
Authors: T. Weinreich, R. Mactier	Haemoglobin Fluctuation In GAIN During 12-Month Follow-Up: Interim Results	Poster	November 18 10:00 – 12:00 Hall C
Authors: R. Mactier, T. Weinreich, R. Ruch	Screening Of Anti-Erythropoietin Antibodies In Haemodialysis Patients With Stable Hb In Europe	Poster	November 18 10:00 – 12:00 Hall C
Author: G. Brillet	Are hemodialysis patients managed according to international guidelines? Results of the French study DiaNE in patients treated with epoetin beta for 1 year.	Poster	November 18 10:00 – 12:00 Hall C
IRIDIEM Presentation			
Authors: P. E. Stevens, N. R. Lameire, G. Schernthaner, S. Thomas , S. Raptis	Can We Follow The Evidence Base? Real World Management Of Patients With CKD And Type 2 Diabetes	Poster	November 18 10:00 – 12:00 Hall C

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com